August 12, 2005

Mail Stop 4561

John Boschert
Secretary, Treasurer and Chief Financial Officer
Balsam Ventures, Inc
20 East Foothill Boulevard
Suite 200
Arcadia, California 91006

Re: Item 4.02 Form 8-K
         Filed May 17, 2005
         File No. 000-32011

Dear Mr. Boschert:

        We have reviewed your response letter dated August 2, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K</u>

1. We have considered your response to our prior comment. We note in your response that you have adopted new guidance which was issued in early 2005 with respect to your convertible notes with beneficial conversion features. Please respond to us citing this guidance, and how it affected your interpretations of EITF's 98-5 and 00-27.

        Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

        Any questions regarding the above should be directed to me at (202) 551-3438.

        Sincerely,

        Robert F. Telewicz, Jr.
        Staff Accountant